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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  1 )*
                                             ---


                          Osicom Technologies, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 688271-40-2
        --------------------------------------------------------------
                               (CUSIP Number)

                Christopher Vizas                       Steven M. Kaufman, Esq.
Asia Broadcasting and Communications Network, Ltd.       Hogan & Hartson L.L.P.
           979/81-95 Phaholyothin Road               555 Thirteenth Street, N.W.
        Phayathai, Bangkok 10400 Thailand                Washington, DC  20004
                (662) 617-1950-79                            (202) 637-5736

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                April 4, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------                                  -----------------------------------------------
CUSIP No.    688271-40-2                                                            Page    2    of     7    Pages
          ------------------------------------                                           -------    --------
--------------------------------------------------                                  -----------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Asia Broadcasting and Communications Network, Ltd.

-----------------------------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]
                                                                                                                     (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
-----------------------------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                                [ ]

-----------------------------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda
-----------------------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                674,419
       NUMBER OF
        SHARES          -----------------------------------------------------------------------------------------------------------
      BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                 - 0 -
         EACH
       REPORTING        -----------------------------------------------------------------------------------------------------------
        PERSON           9      SOLE DISPOSITIVE POWER
         WITH                   674,419

                        -----------------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                - 0 -

-----------------------------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       674,419
-----------------------------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.7%
-----------------------------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 7 Pages

Item 1.          Security and Issuer

                 This statement relates to the common stock, par value $.10 per share (the "Osicom Common Stock"), of Osicom Technologies, Inc. (the "Issuer" or "Osicom"). The principal executive offices of the Issuer are located at 2800 28th Street, Suite 100, Santa Monica, California 90405.

Item 2.          Identity and Background

                 This statement is being filed by Asia Broadcasting and Communications Network, Ltd., a Bermuda corporation ("ABCN"), whose principal business and office address is 979/81-95 Phaholyothin Road, Phayathai, Bangkok 10400 Thailand. ABCN, directly or through its subsidiaries, is developing a direct broadcasting satellite (DBS) system to provide DBS television services, multimedia and other information products to various countries in Asia. ABCN has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 Attached as Appendix I hereto and incorporated herein by reference is a list containing the (a) name, (b) business address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ABCN. To ABCN's knowledge, during the past five years, none of such directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

                 ABCN has acquired a total of 674,419 shares of Osicom Common Stock directly from the Issuer on March 20, 1997 in exchange for 5,000,000 shares of the common stock of ABCN, par value U.S. $0.35 per share ("ABCN Common Stock"), in each case subject to certain adjustments based on future events. The aggregate value of the 5,000,000 shares of ABCN Common Stock issued in the exchange is U.S. $7,250,000. The source of the consideration for the Osicom Common Stock was ABCN's authorized but unissued shares of ABCN Common Stock.

                                                               Page 4 of 7 Pages

Item 4.          Purpose of Transaction

                 The acquisition of the Osicom Common Stock by ABCN was part of an exchange of shares of common stock by and between the Issuer and ABCN as one portion of the formation of a strategic alliance between the parties. Also as part of that strategic alliance, Osicom will serve as a developer and supplier of technology and infrastructure to support high-speed Internet access and online services to be provided in connection with ABCN's DBS system in Asia.

                 ABCN, depending upon market conditions and other factors, in the future, may hold the shares of Osicom Common Stock or dispose of all or a portion of the Osicom Common Stock which ABCN now owns or hereafter may acquire. In this regard, ABCN has been granted certain rights by the Issuer to have the Osicom Common Stock reported herein registered for sale under the Securities Act of 1933, as amended (the "Securities Act"), under certain terms and conditions.

                 Except as set forth above, ABCN has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.          Interest in Securities of the Issuer

                 On March 20, 1997, ABCN agreed to acquire 674,419 shares of Osicom Common Stock in exchange for 5,000,000 shares of ABCN Common Stock pursuant to a Share Purchase Agreement (the "Share Purchase Agreement") by and between ABCN and the Issuer. As a result, upon issuance of such shares, ABCN became the beneficial owner of 674,419 shares of Osicom Common Stock, which represented approximately 5.7% of the outstanding Osicom Common Stock as of March 28, 1997. ABCN has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of all of these shares.

                 Except as set forth in Item 4, to ABCN's knowledge, (i) neither ABCN nor any subsidiary or affiliate of ABCN, nor any director or executive officer of ABCN beneficially owns any shares of Osicom Common Stock; and (ii) there have been no transactions in Osicom Common Stock in the sixty days preceding the purchase reported in the preceding paragraph by ABCN or by any of ABCN's subsidiaries, affiliates, directors or executive officers. No person other than ABCN has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Osicom Common Stock beneficially owed by ABCN.

                                                               Page 5 of 7 Pages

Item 6.          Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer

                 The Share Purchase Agreement, dated March 20, 1997 (the "Share Purchase Agreement"), by and between ABCN and Osicom provides that ABCN acquire a total number of shares of Osicom Common Stock with an aggregate value of U.S. $7,250,000, or 674,419 shares of Osicom Common Stock, in exchange for 5,000,000 shares of ABCN Common Stock. The Share Purchase Agreement also grants to Osicom an option (the "Option") to purchase 5,000,000 shares of ABCN Common Stock upon the occurrence of certain events for an aggregate purchase price of U.S. $7,250,000. The Option terminates twelve months after the date on which ABCN's shares initially become publicly traded.

                 The Share Purchase Agreement provides for (i) an equitable adjustment in the number of shares of ABCN Common Stock issued to Osicom upon the occurrence of a stock dividend, stock split or similar event affecting the ABCN Common Stock, and (ii) an equitable adjustment in the number of shares of Osicom Common Stock issued to ABCN as of the date such shares become freely tradeable, such that the aggregate value of such shares of Osicom Common Stock as of such date shall not be less than $5,000,000. Additionally, in the event that prior to April 15, 1998, ABCN issues or sells ABCN Common Stock or any security convertible into or exchangeable for ABCN Common Stock for a price less than the purchase price per share for the ABCN Common Stock purchased by Osicom under the Share Purchase Agreement, ABCN will issue to Osicom additional shares of ABCN Common Stock. ABCN has been granted certain rights by Osicom pursuant to the Share Purchase Agreement to have the Osicom Common Stock reported herein registered for sale under the Securities Act under certain terms and conditions. The foregoing description of the Share Purchase Agreement does not purport to be complete, and is qualified in its entirety by the terms of such document which is filed as an exhibit to this statement and is incorporated herein by reference.

                 Pursuant to a Loan Agreement dated as of April 4, 1997, ABCN has entered into a margin loan arrangement in the aggregate principal amount of $3,000,000 (the "Loan") with Credit Agricole Lazard Financial Products Bank ("Lender"). In connection with the Loan, ABCN and Lender entered into a Pledge and Security Agreement, dated as of April 4, 1997 (the "Pledge Agreement"), pursuant to which ABCN has granted to Lender a first priority security interest in all of the 674,419 shares of Osicom Common Stock owned by ABCN and referenced herein (the "Pledged Shares"). Under the Pledge Agreement and a related Registration Rights Assignment and Indemnification Agreement, dated as of April 4, 1997, by and among ABCN, Lender and the Issuer, in the event of default by ABCN under the Pledge Agreement, Lender will have the benefit of the registration rights associated with the Pledged Shares.

                 The foregoing descriptions of each of the Pledge Agreement and Registration Rights Agreement do not purport to be complete, and are qualified in their

                                                               Page 6 of 7 Pages

entirety by the terms of such documents which are filed as exhibits to this statement and are incorporated herein by reference.

                 Subject to the foregoing and except as described in this statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between ABCN and any persons with respect to any securities of the Issuer.

Item 7.          Materials to be Filed as Exhibits

Exhibit 1* Share Purchase Agreement dated March 20, 1997, by and between Asia Broadcasting and Communications Network, Ltd. and Osicom Technologies, Inc.

Exhibit 2 Pledge and Security Agreement dated as of April 4, 1997, by and between Asia Broadcasting and Communications Network, Ltd. and Credit Agricole Lazard Financial Products Bank.

Exhibit 3 Registration Rights Assignment and Indemnification Agreement dated as of April 4, 1997, by and between Asia Broadcasting
                 and Communications   Network, Ltd., Credit Agricole Lazard
                 Financial Products Bank and Osicom Technologies, Inc.

------------
* Incorporated by reference to the report of Asia Broadcasting and Communications Network, Ltd. on Schedule 13D filed with the Securities and Exchange Commission on April 3, 1997 (File No. 005-47159).

                                                               Page 7 of 7 Pages

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.

                                       ASIA BROADCASTING AND
                                       COMMUNICATIONS COMPANY, LTD.


Dated:  April 11, 1997                 By:  /s/ CHRISTOPHER VIZAS
                                          ------------------------------------

                                       Name:    Christopher Vizas
                                            ----------------------------------

                                       Title:   Chief Executive Officer
                                             ---------------------------------

                                                                      APPENDIX 1


                      DIRECTORS AND EXECUTIVE OFFICERS OF
               ASIA BROADCASTING AND COMMUNICATIONS NETWORK, LTD.


NAME AND PRINCIPAL OCCUPATION                                 BUSINESS ADDRESS
------------------------------                                ----------------

DIRECTORS:
---------

SONDHI LIMTHONGKUL
Chairman of the Board of Directors:                          Asia Broadcasting and Communications
Asia Broadcasting and Communications                            Network, Ltd.
  Network, Ltd.                                              979/81-95 Phaholyothin Road,
                                                             Phayathai, Bangkok 10400 Thailand

Chairman of the Board of Directors
The M. Group Public Co., Ltd.
1041 3rd Floor
Phaholyothin Road
Phayathai, Bangkok 10400 Thailand

Chairman of the Board of Directors
Manager Media Group PLC
1041 3rd Floor
Phaholyothin Road
Phayathai, Bangkok 10400 Thailand

CHRISTOPHER VIZAS
Deputy Chairman of the Board of Directors                    Asia Broadcasting and Communications
Asia Broadcasting and Communications                            Network, Ltd.
    Network, Ltd.                                            979/81-95 Phaholyothin Road,
                                                             Phayathai, Bangkok 10400 Thailand

Chief Executive Officer
Millennium Capital Development
1575 Eye Street. N.W., Suite 200
Washington, DC  20006

SURADET MUKYANGKOON
President                                                    Asia Broadcasting and Communications
Asia Broadcasting and Communications                            Network, Ltd.
    Network, Ltd.                                            979/81-95 Phaholyothin Road,
                                                             Phayathai, Bangkok 10400 Thailand

President, Communications & Technology Group
The M. Group Public Co., Ltd.
1041 3rd Floor
Phaholyothin Road
Phayathai, Bangkok 10400 Thailand


President
The International Engineering Public
  Company Ltd. (IEC)
979/81-95 Phaholyothin Road, Phayathai,
Bangkok 10400 Thailand

JRARAT PINGCLASAI
Chief Technical Officer                                      Asia Broadcasting and Communications
Asia Broadcasting and Communications                            Network, Ltd.
  Network, Ltd.                                              979/81-95 Phaholyothin Road,
                                                             Phayathai, Bangkok 10400 Thailand

POOSANA PREMANOCH
Chief Operating Officer                                      Asia Broadcasting and Communications
United Communications Industry Public                           Network, Ltd.
  Company Limited (UCOM)                                     979/81-95 Phaholyothin Road,
c/o Asia Broadcasting and Communications                     Phayathai, Bangkok 10400 Thailand
      Network, Inc.
    979/81-95 Phaholyothin Road,
    Phayathai, Bangkok 10400 Thailand
Managing Director
Total Access Communications Public Company
  Limited
c/o Asia Broadcasting and Communications
      Network, Inc.
    979/81-95 Phaholyothin Road,
    Phayathai, Bangkok 10400 Thailand

CHAI-ANAN SAMUDAVANIJA
Chairman of the Board of Directors                           Asia Broadcasting and Communications
The International Engineering Public Company                    Network, Ltd.
  Limited (IEC)                                              979/81-95 Phaholyothin Road,
979/81-95 Phaholyothin Road, Phayathai,                      Phayathai, Bangkok 10400 Thailand
Bangkok 10400 Thailand

APILAS OSATANONDA
Director                                                     Asia Broadcasting and Communications
Asia Broadcasting and Communications                            Network, Ltd.
    Network, Ltd.                                            979/81-95 Phaholyothin Road,
                                                             Phayathai, Bangkok 10400 Thailand

Advisor
The M. Group Public Co., Ltd.
1041 3rd Floor
Phaholyothin Road
Phayathai, Bangkok 10400 Thailand

LAURIER J. BOISVERT
President and Chief Executive Officer                         Asia Broadcasting and Communications
Telesat Canada                                                   Network, Ltd.
1601 Telesat Court                                            979/81-95 Phaholyothin Road,
Gloucester, Ontario                                           Phayathai, Bangkok 10400 Thailand
K1B 5P4 Canada

MICHAEL B. TARGOFF
President and Chief Operating Officer                         Asia Broadcasting and Communications
Loral Space and Communications Ltd.                              Network, Ltd.
600 Third Avenue, 36th Floor                                  979/81-95 Phaholyothin Road,
New York, NY  10016                                           Phayathai, Bangkok 10400 Thailand

SHOGO HOMMA
Executive Managing Director and                               Asia Broadcasting and Communications
    Division President of the Aerospace and                      Network, Ltd.
    Electronics Group                                         979/81-95 Phaholyothin Road,
Itochu Corporation                                            Phayathai, Bangkok 10400 Thailand
5-1, Kita-Aoyama 2-Chome
Minato-Ku, Tokyo 107-77
Japan

VIJAYA BHASKAR MENON
Chairman                                                      Asia Broadcasting and Communications
International Media Investments                                  Network, Ltd.
9777 Wilshire Blvd.                                           979/81-95 Phaholyothin Road,
Suite 904                                                     Phayathai, Bangkok 10400 Thailand
Beverly Hills, CA 90212


EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS:
----------------------------------------

CHET CHETSANDTIKHUN
Vice President, Business Development                          Asia Broadcasting and Communications
                                                                 Network, Ltd.
                                                              979/81-95 Phaholyothin Road,
                                                              Phayathai, Bangkok 10400 Thailand

WANEE THEANTHANOO
Senior Vice President, Finance and                            Asia Broadcasting and Communications
Treasurer                                                        Network, Ltd.
                                                              979/81-95 Phaholyothin Road,
                                                              Phayathai, Bangkok 10400 Thailand

VORATEP CHOTINUCHIT
General Counsel and Secretary                                 Asia Broadcasting and Communications
                                                                 Network, Ltd.
                                                              979/81-95 Phaholyothin Road,
                                                              Phayathai, Bangkok 10400 Thailand